Ex 2.3

TRANSITION SERVICES AGREEMENT

     This TRANSITION SERVICES AGREEMENT (the “Agreement”) is made this 31st day of March, 2004, by and between TALX Employer Services, LLC, a Missouri limited liability company (“TALX”), TALX Corporation, a Missouri Corporation, and Sheakley UniService, Inc., an Ohio corporation, and Sheakley Interactive Services, LLC, an Ohio limited liability company (collectively, “Sheakley”).

     WHEREAS, TALX Corporation, a Missouri corporation, which is the parent corporation of TALX, and Sheakley are parties to an Asset Purchase Agreement dated March 22, 2004 (the “Acquisition Agreement”); and

     WHEREAS, in order to enable TALX to operate the Businesses in an effective manner, Sheakley has agreed to provide certain services to TALX for the benefit of the clients of the Businesses on the terms and conditions set forth herein.

     NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows.

1. SERVICES

1.1 Transition Services. During the term of this Agreement, Sheakley shall provide to TALX the services set forth in Schedule 1 attached hereto (individually, a “Transition Service” and, collectively, the “Transition Services”). Schedules 1 and 2 describe, on a service-by-service basis, the nature of the services to be provided, the specific standards applicable to such services, the applicable fees and the projected duration of such services. In addition, if TALX identifies after the Closing any services which are necessary or desirable with respect to the Businesses but which TALX did not acquire under the Acquisition Agreement and which are not included in the Transition Services on Schedule 1, and:

(A)	If such services were not reflected in the profit and loss statements of Sheakley which were provided to TALX, then Sheakley shall provide such services at no charge to TALX for nine months; or

(B)	If such services were reflected in the profit and loss statements of Sheakley which were provided to TALX, then Sheakley shall provide such services to TALX on an at-cost basis (as derived from in the profit and loss statements, if possible).

1.2 Limited Trademark License. Sheakley hereby grants to TALX a non-exclusive, non-transferable, limited license to use the trademarks, service marks, domain names and trade names and logos listed on Schedule A (the “Marks”) for a twelve (12) month period following the Closing, purposes of facilitating an efficient transition of the Businesses and to minimize disruption to customers or other third parties during the transition of the Businesses. No ownership in the Marks is transferred hereby and all such use of the Marks by TALX and all goodwill generated thereby will continue to inure to the benefit of Sheakley. TALX agrees to provide Sheakley with an update within 180 days following the Closing, which update shall provide details of the efforts undertaken by TALX to effect the transition with respect to the Marks in a timely manner. TALX shall not use the Marks in any advertising or marketing materials or otherwise for solicitation purposes, without the prior approval of Sheakley. All rights not specifically granted to TALX under this Agreement are reserved to Sheakley. Services related to this license of the Marks are described on Schedule 1, TSA # 21. Furthermore,

(A)	TALX shall upon request of Sheakley submit to Sheakley, or its duly authorized representatives, samples of materials bearing the Marks used by TALX.

(B)	TALX agrees that it shall not:

(1)	Directly or indirectly challenge Sheakley’s title to any of the Marks or the validity of the license granted hereunder;

(2)	Seek to register any of the Marks or any designation confusingly similar in the United States or elsewhere or use any of the Marks or any designation confusingly similar therewith in any manner other than as licensed hereunder; or

(3)	Harm, misuse or bring into disrepute any of the Marks.

1.3 Service Levels. The Services shall be provided to TALX at commercially acceptable quality levels, which shall be substantially similar in scope, quality and nature to those provided to, or provided on behalf of, the Businesses prior to the date hereof and which shall in no event be lower than the levels at which such services were provided internally by Sheakley prior to the date hereof. Additionally, the Transition Services shall be subject to the performance requirements set forth on Schedules 1 through 3 with respect to particular services.

1.4 Employee Cooperation; Contact Point. Each party shall cause its employees to reasonably cooperate with employees of the other to the extent required for effective delivery of the Transition Services. In addition, each party shall name a point of contact who shall be responsible for the day-to-day implementation of this Agreement, including attempted resolution of any issues that may arise during the performance of any party’s obligations hereunder.

1.5 Third Party Services. Except to the extent that Sheakley has engaged services of independent contractors prior to the Effective Date, Sheakley shall not have the right to engage the services of independent contractors to deliver or assist Sheakley in the delivery of Services contemplated under this Agreement without the prior written consent of TALX. Sheakley will impose on any third parties the confidentiality obligations specified in this Agreement and will supervise the performance of such third parties to ensure that the Services meet the requirements of this Agreement.

1.6 Further Assurances. The parties shall cooperate after Closing in accordance with Section 10.6 of the Acquisition Agreement. Without limiting the generality of the foregoing, Sheakley shall take no action to terminate the powers of attorney in place at Closing without the prior written consent of TALX and Sheakley shall assist TALX with obtaining assignments or novations of the license agreements and Administrative Agreements which were transferred to TALX pursuant to the Acquisition Agreement.

1.7 Cash Received After Closing. Cash received by either of TALX or Sheakley after the Closing which should have been paid to the other party shall be transmitted to the correct recipient in accordance with Section 10.7 of the Acquisition Agreement.

1.8 Assignments of Sheakley Leases. After Closing, if TALX is able to verify that all equipment leased to Sheakley under an Administrative Agreement is on premises and in good operating condition, then TALX shall cooperate with Sheakley to effect the assignment of such Administrative Agreement.

2. PAYMENTS

2.1 Transition Services Pricing. The fees for the Transition Services are set forth on and a part of Schedules 1 through 3.

2.2 Columbus Co-tenancy; Credit to TALX. As provided on Schedule B, The parties agree that TALX shall permit six employees of Sheakley in Columbus, Ohio to utilize its equipment and facilities for as long as the parties are co-tenants at such facility. Sheakley agrees that it will make use of such co-tenancy in such a manner so as to not interfere with TALX’s ongoing business. Sheakley agrees to pay TALX $850.62 per month for such rights; this amount shall be offset against the fees for Transition Services which shall be invoiced and payable in accordance with this Section 2.

2.3 Invoicing and Payment. Within twenty (20) days following the end of each calendar month during the term hereof, Sheakley shall provide TALX a single invoice in form, format and media reasonably acceptable to TALX (an “Invoice”) totaling all charges incurred hereunder during such month; provided that, with respect to services to be provided pursuant to Schedule 1 TSA #16, Sheakley may provide a separate Invoice on a biweekly basis. Each Invoice shall contain a brief description of each service and the applicable cost of such Transition Service. Invoices shall include copies of all third party invoices which are included in an Invoice.

(A)	Invoices which are not delivered to TALX within sixty (60) days following the end of each calendar month during the term shall not be payable by TALX. TALX shall pay all amounts due under each Invoice no later than twenty (20) days following receipt of an undisputed Invoice.

(B)	If TALX disputes an Invoice as proposed by Sheakley, not more than 30 days after the date TALX receives Sheakley’s proposal thereof, TALX shall deliver to Sheakley a Notice of Dispute. Upon receipt of the Notice of Dispute, TALX and Sheakley shall promptly consult with each other with respect to the specified points of disagreement in an effort to resolve the dispute. If any such dispute cannot be resolved by TALX and Sheakley within 30 days after Sheakley receives the Notice of Dispute, then TALX and Sheakley shall jointly refer the dispute to CBIZ Business Solutions, a national accounting firm that has no material relationship with any of the parties (the “Arbiter”), as an arbitrator to finally resolve, as soon as practicable, and in any event within 30 days after such reference, all points of disagreement with respect to the amount of an Invoice. For purposes of such arbitration, TALX and Sheakley shall each submit a proposed value for the items in dispute. The Arbiter shall apply the terms of this Section 2.2, and shall otherwise conduct the arbitration under such procedures as the parties may agree or, failing such agreement, under the then prevailing Commercial Rules of the American Arbitration Association. Each of the parties shall bear its own expenses in connection with the arbitration, unless the Arbiter otherwise directs. The fees and expenses of the Arbiter shall be allocated between TALX and Sheakley by the Arbiter in proportion to the extent either party did not prevail on items in dispute; provided, that such fees and expenses shall not include, so long as a party complies with the procedures of this Section, the other party’s outside counsel or accounting fees. All determinations by the Arbiter shall be final, conclusive and binding on Sheakley and TALX with respect to an Invoice and the allocation of arbitration fees and expenses, in the absence of fraud or manifest error.

2.4 Taxes. The fees payable hereunder shall be inclusive of any federal, state, municipal, or other U.S. or foreign government taxes, duties, excises, tariffs, fees, assessments or levies now or hereinafter imposed on the performance or delivery of services or direct costs.

2.5 Records. Sheakley shall keep such full and adequate records as are necessary to determine the charges to be assessed pursuant to this Section 2, and TALX shall have reasonable access to such records of Sheakley.

3. CONFIDENTIALITY

3.1 Information Exchanges. Subject to applicable law and good faith claims of privilege, each party hereto shall provide the other party with all information regarding itself and the transactions contemplated by this Agreement that the other party reasonably believes are required to comply with all applicable laws, ordinances, regulations and codes in connection with the provision of Services pursuant to this Agreement.

3.2 Confidential Information. Sheakley and TALX shall hold in trust and maintain confidential all Confidential Information (as defined in the Acquisition Agreement) relating to the other party.

4. TERM AND TERMINATION

4.1 Term. Unless earlier terminated in accordance with Section 4.2 below, this Agreement shall be in effect from the date hereof until March 31, 2006.

4.2 Termination.

     (a) This Agreement may be terminated by either party if the other party (the “Defaulting Party”) has materially breached its obligations under this Agreement and if the

Defaulting Party has not cured such default within thirty (30) days following the date on which the other party (the “Notifying Party”) has given written notice specifying the facts constituting the default. Notwithstanding the foregoing sentence, this Agreement shall not be terminated due to a default by the Defaulting Party if such default is directly attributable to a breach of this Agreement by the Notifying Party.

     (b) This Agreement may be terminated by TALX at any time upon no less than sixty (60) days prior written notice to Sheakley.

     (c) TALX shall be permitted to terminate this Agreement with respect to any particular Transition Service to be provided by Sheakley unless otherwise indicate on Schedule 1. Cost associated with the terminated Transition Service shall terminate on the last day of the month in which notification was provided by TALX to Sheakley. TALX shall be permitted to extend a Transition Service beyond the period indicated on Schedule 1 by providing no less than thirty (30) days prior written notice to Sheakley. For the purpose of termination of a Transition Service, notice shall be sent in accordance with, and to Tom Pappas at the address indicated in, Section 13.3 of the Acquisition Agreement.

     (d) This Agreement may be terminated by Sheakley in the event of TALX’s or TALX Corporation’s insolvency, failure in business, commission of an act of bankruptcy, general assignment for the benefit of creditors, appointment of a receiver, trustee or similar fiduciary with respect to TALX’s or TALX Corporation’s property and business, or filing of any petition in bankruptcy or for relief under the provisions of the bankruptcy laws.

     (e) Upon termination of this Agreement for any reason, all rights and obligations of the parties under this Agreement shall cease and be of no further force or effect, except that the provisions of Section 4 of this Agreement, and TALX’s obligation to pay any Invoice for Services provided by Sheakley prior to any termination or expiration of this Agreement, shall survive any such termination or expiration. Termination of this Agreement shall not affect TALX’s or Sheakley’s payment obligations under the Acquisition Agreement.

5. GENERAL

5.1 Reference to Acquisition Agreement. To the extent not specifically inconsistent with this Agreement, the Agreement will be governed by the provisions of Article 13 of the Acquisition Agreement. Capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed to them in the Acquisition Agreement.

5.2 Defined Terms. For purposes of this Agreement, the following terms shall have the following meanings:

(a)	“Administrative Hourly Cost” means average cost of labor for performing general administrative functions, including, but not limited to, copying, filing, accounting support, document preparation, research tasks, faxing, correspondence preparation, mailing, typing and any other administrative services provided by

Sheakley to TALX hereunder, BUT excluding any costs that are included in the MIS Hourly Cost or the MIS Scanning Hourly Cost.

(b)	“MIS Hourly Cost” means the average hourly compensation of all of Seller’s MIS technical staff, including, but not limited to, help desk staff, database administrators, programmers, operators, managers, technicians, and systems analysts.

(c)	“MIS Scanning Hourly Cost” means the average hourly compensation of all of Sellers MIS scanning staff.

5.3 Continuation of Services Pending Outcome of Dispute. In the event of any dispute between the parties, the parties agree to resolve such dispute in accordance with the provisions of Section 13.4 of the Acquisition Agreement. Notwithstanding the dispute between the parties, neither party shall discontinue the performance of any of its obligations provided for herein pending the resolution of such dispute.

5.4 Liability. TALX and TALX Corporation shall be jointly and severally liable for all obligations of TALX under this Agreement.

5.5 Relationship of the Parties. The parties shall for all purposes be considered independent contractors with respect to each other, and neither shall be considered an employee, employer, agent, principal, partner or joint venturer of the other.

5.6 Notices. All notices and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); (b) sent by facsimile or e-mail with confirmation of transmission by the transmitting equipment; or (c) received or rejected by the addressee, if sent by certified mail, return receipt requested, in each case to the following addresses, facsimile numbers or e-mail addresses and marked to the attention of the person (by name or title) designated in accordance with the Acquisition Agreement.

5.7 Entire Agreement; Amendment. This Agreement constitutes the entire agreement between Sheakley and TALX with respect to the subject matter hereof. This Agreement shall not be amended, altered or changed except by a written agreement signed by the parties hereto.

5.8 Force Majuere. Neither of the parties hereto shall be liable for any loss or damage whatsoever arising out of any delay or failure in the performance of its obligations pursuant to this Agreement which delay or failure results from events entirely beyond the control of that party, including without limitation acts of God, acts or regulations of any governmental or national authority, war, terrorism, accident, fire, flood, strikes, industrial disputes or shortage of fuel.

5.9 Assignment. Neither party shall assign any of its rights or obligations hereunder without the prior written consent of the other party. This Agreement shall inure to the benefit of and be binding upon any successors or permitted assigns of the parties.

5.10 Governing Law. This Agreement will be governed by and construed under the laws of the State of Ohio without regard to conflicts-of-laws principles that would require the application of any other law.

     THIS AGREEMENT CONTAINS BINDING ARBITRATION PROVISIONS WHICH MAY BE ENFORCED BY THE PARTIES.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

TALX Employer Services, LLC		Sheakley-Uniservice, Inc.

By:	/s/ WILLIAM W. CANFIELD	By:	/s/ LARRY A. SHEAKLEY

Name:	William W. Canfield	Name:	Larry A. Sheakley

Title:		Title:	CEO

TALX Corporation		Sheakley Interactive Services, LLC

By:	/s/ WILLIAM W. CANFIELD	By:	/s/ LARRY A. SHEAKLEY

Name:	William W. Canfield	Name:	Larry A. Sheakley

Title:	President and CEO	Title:	CEO